

BAD IDEA

A new wine bar coming to East Nashville

Nashville, TN   Alcohol & Vice   Food & Beverage   Retail   Brick & Mortar   Bars & Clubs

Highlights

(1)   🍷 Owned and operated by the former wine director of Bastion and Henrietta Red

(2)   🍴 Food with tasting menu creativity in a down-to-earth atmosphere.

(3)   🌎 Focused on wine education and exploration

4 📌 Located one block from 5 Points in a recently converted church

Our Founder



Alexander Burch Owner

Former Wine Director at Bastion - Advanced Sommelier

Another glass is never a Bad Idea.

I've had the honor of working with some of Nashville's best restaurant talent and serving thousands of amazing people over the last decade. I've learned so much from this city and the people I've worked with.

Now I want to start giving back.

Bad Idea will be a dynamic restaurant and bar with a focus on exploration through wine in the Five Points neighborhood.

Bad Idea will be a neighborhood restaurant, a center for wine education, and a lively gathering place. As I work to open it, my team and I want to invite Nashville to help make it happen.



I am Alex Burch. For the last 5 years, I served as the wine director for Bastion - one of Nashville's most beloved restaurants. I am an Advanced Sommelier through the Court of Master Sommeliers and a passionate wine educator. I love making the complex world of wine fun and approachable—helping people discover new grape varieties and unknown regions where delicious wine is produced.

This is what BAD IDEA is about:

Celebrating wine exploration and education,
Bad Idea boasts an eclectic and lively wine selection,
complemented by fresh and inventive fare.

Our beverage program

Dynamic and diverse, our wines will celebrate variety in style, origin, and availability. Bad Idea will be a place for everything from enjoying a favorite glass of red to discovering wines and regions you've never explored before.

To achieve this, Bad Idea will offer three distinct wine lists:

- **Fly Blind** - house-selected wine flights that encourage guests to explore new flavors and taste some of the wine world's 'hidden gems'

- **The Short List** - a condensed list that covers a wide range of styles and price points and includes wines by the glass

- **The Long List** - an exclusive bottle list loaded with anecdotes that dive deep into tasting notes and explanations of various regions, producers, and winemaking methods

- Bad Idea will also celebrate the equally distinctive and varied character of tea. Our list will feature house blends for both hot and iced teas, as well as a selection of loose-leaf teas from around the world.

The menu is designed be approachable and exciting, while pairing well with a hand-selected roster of wines.



Our food program

Great wines deserve to be enjoyed alongside food of the same caliber.

I have worked alongside the best kitchen talent in Nashville over the past decade. Bad Idea's kitchen will pull on that talent to build a team that creates an ever-evolving menu of exciting, yet approachable, food to compliment our ever-changing, hand-selected wine list.

Dinner guests will be satisfied with 2-3 plates, but the menu will be designed for bigger groups to share a large variety.

Bad Idea
Dinner

Small Plates

Grilled Mackerel, Bloomsbury Carrots, Mint 1[illegible]

Grilled Mackerel, Bloomsbury Carrots, Mint	12
Hakurei Turnips, Benton's Ham, Swiss Chard	10
Shiitake Mushroom, Bamboo, Bitter Greens	10
Hamachi, Ginger, Jasmine	14
Roasted Beet, Bergamot, Tarragon	11
Parsnip, Banana, Trout Roe	10
Ruby Red Shrimp, Shisho, Mung Bean	12
Belgian Endive, Bonito, Brioche, Parmesan	10

Share-able Mains

Poulet en Brioche, Napa Cabbage, Makrut Lime	32
Swordfish Belly, Anson Mill's Rice Grits, Vadouvan	28
Border Springs Lamb, Pumpkin, African Blue Basil	38
Sake Lees from Proper Sake, Celeriac, Tonka Bean	24

There will also be a distinctive late-night menu available from 10 PM to 12:30 AM.

Our location: 11th and Russell next to Five

Points

Taking over a former church located at 1021 Russell Street in East Nashville, Bad Idea will bring a new focal point to the neighborhood in a building that was nearly destroyed in the March 2020 tornado.

The space will celebrate wine service with the bar as the focal point, and it will be large enough to comfortably accommodate over 80 guests. (Everyone can enjoy a clear view of the bar and the soaring ceilings of the former sanctuary.)








DIAGRAM KEY
ENTRY / GREETING
LOUNGE
SEATED HEIGHT
BAR HEIGHT
STANDING
STAFF TOUCHDOWN
GRID ORIENTATION
KITCHEN
OTHER TENANT
DROP / BOH
WINE STORAGE
DRY
ARRIVAL
BAR
LOUNGE
PRIVATE DINING
PRIVATE DINING
Feature lounge configuration with standing tables or plants
Playful lounge seating in key area under main window
Water filling station, cutlery and crockery storage, bus tubs, trash.
Arrival area with banquette seating for waiting guests.
Fixed Booths with seating for up to 6.

Wine education and events

Given Bad Idea's focus on wine education, there will also be opportunities to expand beyond the core bar and restaurant concept.

- **Wine classes** - Alex and the staff will lead regular wine classes for wine drinkers of all levels, from beginner tasters to seasoned oenophiles.
- **Regional tasting dinners** - We may host ticketed events featuring wine and food from a specific region of the world.
- **Pop up dinners** - There will be a regular rotation of awarded, well-known, or up-and-coming chefs bringing unique menus, tastes, and

wine tasting opportunities to Bad Idea's space.

- **Private dining spaces** - The restaurant will be equipped to host private events of all sizes.

Financial Projections

THE FINANCIAL PROJECTIONS PRESENTED ARE BASED ON ASSUMPTIONS,
DO NOT REPRESENT A GUARANTEE OF PERFORMANCE, AND ARE SUBJECT TO CHANGE

Revenue	Weekly	Monthly	Annually	% of Sales
Estimated Food Sales	$24,442.50	$105,836.03	$1,222,125.00	43.82%
Estimated Beverage Sales	$31,332.00	$135,667.56	$1,566,600.00	56.18%
Total Sales	$55,774.50	$241,503.59	$2,788,725.00	100.00%
Food Cost (30%)	$7,332.75	$31,750.81	$366,637.50	13.15%
Beverage Cost (30%)	$9,399.60	$40,700.27	$469,980.00	16.85%
Cost of Sales	$16,732.35	$72,451.08	$836,617.50	30.00%
Gross Profit	**$39,042.15**	**$169,052.51**	**$1,952,107.50**	**70.00%**

Operating Expenses				
Payroll, Benefits, and Taxes	$17,947.21	$77,725.83	$906,014.19	32.49%
Utilities	$935.16	$4,050.00	$48,600.00	1.74%
Other Operating Expenses	$7,741.36	$33,532.90	$402,394.75	14.43%
Professional Services	$1,540.29	$6,673.94	$80,087.25	2.87%
Total Expenses	**$28,164.02**	**$121,982.66**	**$1,437,096.19**	**51.53%**

Operating Profit	**$10,878.13**	**$47,069.85**	**$515,011.31**	**26.38%**



Investor requirements

Due to Tennessee state law, Potential investors must attest to the fact that they have do not have a prohibited ownership interest in an alcohol manufacturer or distributor.